EXHIBIT 10.40
STANDARD

VALENCE TECHNOLOGY, INC.

[FORM OF] ADDENDUM
TO
STOCK OPTION AGREEMENT

The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Option Agreement (the “Option Agreement”) by and between Valence Technology, Inc., a Delaware corporation (the “Company”), and ________________________ (“Optionee”) evidencing the stock option (the “Option”) granted on this date to Optionee under the terms of the Company’s 2009 Equity Incentive Plan, and such provisions shall be effective immediately.  All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to them in the Option Agreement.

INVOLUNTARY TERMINATION FOLLOWING
A CHANGE IN CONTROL

If the Option is to be assumed by the successor corporation (or the parent thereof) in connection with a Change in Control or is otherwise to be continued in full force and effect pursuant to the terms of the Change in Control transaction, then none of the Option Shares shall vest on an accelerated basis upon the occurrence of that Change in Control, and Optionee shall accordingly continue, over his or her period of service following the Change in Control, to vest in the Option Shares in one or more installments in accordance with the provisions of the Option Agreement.  However, upon an Involuntary Termination of Optionee’s Service [within eighteen (18) months] following such Change in Control, all the Option Shares at the time subject to the Option (as so assumed or continued in effect) shall automatically vest in full on an accelerated basis so that such Option shall immediately become exercisable for all the Option Shares as fully-vested shares and may be exercised for any or all of those Option Shares as vested shares.  The Option shall remain so exercisable until the earlier of (i) the Expiration Date or (ii) the expiration of the one (1)-year period measured from the date of the Involuntary Termination.  “Involuntary Termination” shall mean the termination of the service of any individual which occurs by reason of:

(a) - such individual’s involuntary dismissal or discharge by the Company for reasons other than Misconduct; or

(b) - such individual’s voluntary resignation following (i) a change in his or her position with the Company which materially reduces his or her duties and responsibilities or the level of management to which he or she reports, [provided, however, that any reduction in duties and responsibilities or reduction in the level of management to which he or she reports resulting solely from the Company being acquired by and made a part of a larger entity (as, for example, when a chief financial officer becomes an employee of the acquiring corporation following a Change of Control but is not the chief financial officer of the acquiring corporation) shall not constitute an Involuntary Termination]; (ii) a reduction in his or her level of compensation (including base salary, fringe benefits and target bonus under any corporate-performance based bonus or incentive programs) by more than fifteen percent (15%); or (iii) a relocation of such individual’s place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected without the individual’s consent.

[Signature Page Follows]

EXHIBIT 10.40

IN WITNESS WHEREOF, Valence Technology, Inc. has caused this Addendum to be executed by its duly-authorized officer as of the Effective Date specified below.

VALENCE TECHNOLOGY, INC.

By:
Title:
Effective Date: _________________, ______

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